UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ancestry.com Inc.

(Name of Issuer)

Common Stock, $0.001 par value, per share

(Title of Class of Securities)

032803108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032803108

1.	Names of Reporting Persons Timothy P. Sullivan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0 (1)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Ancestry.com Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

360 West 4800 North, Provo, UT 84604

Item 2.

(a)	Name of Person Filing

Timothy P. Sullivan

(b)	Address of Principal Business Office or, if none, Residence

360 West 4800 North, Provo, UT 84604

(c)	Citizenship

USA

(d)	Title of Class of Securities

Common Stock, $0.001 par value (“Common Stock”)

(e)	CUSIP Number

032803108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(2)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(2)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(2)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(2)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

0 (1)

(b)	Percent of class:

0% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0 (1)

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

0 (1)

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

(1)	In connection with the closing of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated October 21, 2012, by and among Global Generations International Inc. (“Parent”), Global Generations Merger Sub Inc. and Ancestry.com Inc. (the “Company”), on December 28, 2012, at the effective time of the Merger the reporting person rolled over 448,066 shares of common stock of the Company (all of which were then held indirectly by Purefoy LLC), options with respect to 1,369,644 shares of common stock of the Company and restricted stock units with respect to 150,000 shares of common stock of the Company into indirect equity interests of Parent, in each case in accordance with the terms of rollover agreements among the reporting person, Parent and certain other parties. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, any other interests held by the reporting person in respect of shares of common stock of the Company were cancelled and converted automatically into the right to receive $32.00 in cash or, in the case of any option with respect to common stock of the Company, converted into the right to receive $32.00 in cash less the exercise price of the option. Accordingly, the reporting person no longer beneficially owns any shares of the Issuer’s common stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
Date

/s/ Timothy P. Sullivan
Signature

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).